UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On June 27, 2018, Kitov Pharma Ltd. (the “Company” or the “Registrant”) issued a press release, “Kitov to Host Business Update Conference Call on Monday, July 2”, which is attached hereto as Exhibit 99.1

Attached hereto are the following exhibits:

Exhibit 99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

June 27, 2018	By:	/s/ Simcha Rock
Simcha Rock
CFO and Director

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